1601 Lower Water Street Suite 402, Summit Place
TSX: GAM / AMEX: GRS / BSX: GL7	(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
Website: www.gammongold.com

PRESS RELEASE

Halifax, January 25, 2008

Gammon Gold Appoints Scott Perry as Chief Financial Officer and Russell Tremayne as Chief Operating Officer

Gammon Gold Inc. ("Gammon") (TSX:GAM and AMEX:GRS): Gammon Gold is pleased to announce the appointment of Scott Perry, CPA, to the position of Chief Financial Officer effective February and Mr. Russell Tremayne as Chief Operating Officer effective immediately.

"I am pleased to see Rene building his team with such high caliber professionals" said Mr. Fred George, Gammon’s President and Chairman. Mr. George went on to say, "The combination of Scott, Russell and Rene proved to be a winning team while they were in Russia and I am totally supportive of Rene’s initiative to replicate that success".

Mr. Perry brings strong financial leadership experience in the mining industry and has held senior financial leadership positions over the past 10 years. His 9 years with Barrick will add considerable depth to the senior management and financial teams. Currently, Scott is CFO (seconded from Barrick Gold) with Highland Gold Mining Ltd. ("HGML") where he is managing the company’s financial reporting and compliance commitments as well as its short term & long term financial & operational strategy execution. Scott also led the Company’s business & corporate development initiatives. Prior to being seconded to Highland Gold, Scott held increasingly senior financial roles with Barrick Gold in Australia, the U.S. and in Russia, Central Asia where he was instrumental in establishing Barrick’s presence in Russia and assembling a very strong financial team. Scott holds a Bachelor of Commerce degree from Curtin University, a Post Graduate Diploma in Applied Finance & Investment as well as a CPA designation.

Mr. Tremayne brings over 35 years of solid mining experience throughout the world to Gammon, with the majority of that time in senior leadership roles. Most recently he held the position of Director of Operations with HGML. While at Highland Gold, Russell was responsible for all operational activities including production, development/stripping, milling operations, engineering and production planning, logistics and purchasing, quality control, utilities and communications. Russell also had overall responsibility for budgets and management reporting and has a great deal of experience and success dealing with safety and environmental issues. His extensive experience and solutions driven approach will greatly strengthen Gammon’s operational team and provide the leadership we require to enhance the mining methods and best practices that will position the Company to achieve its potential at Ocampo. Russell holds an Accredited Bachelor of Science Mining.

"I have worked with Scott since 2001 so I am confident that his experience in mining operations will be a tremendous asset to the Company and bring significant strength to Gammon’s financial team. Scott was my first choice to be part of establishing Barrick’s presence in Russia and recapitalizing and turn the operations of HGML around. His efforts were critical to that success. So I am very pleased to welcome Scott to Gammon’s senior management team and I look forward to working with him again." said Rene Marion, CEO of Gammon Gold. Mr. Marion continued, "I worked with Russell for several years. He reported directly to me during my secondment to Highland, so I know that he possesses the drive and skills necessary to continue to address the operational challenges at Ocampo, as he has faced similar issues throughout his career. Both Scott and Russell will strengthen our senior management team tremendously and bring the mining experience required to execute on our growth strategy. We extend our sincere thanks to both Glenn Hynes and Dave Keough for their contributions and wish them well with their future endeavors."

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Anne Day	Rene Marion
Director of Investor Relations	Chief Executive Officer
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding the effects of management changes, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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